Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Annual Report

for the Fiscal Year Ended December 31, 2017

This annual report serves to provide holders of Melco Resorts Finance Limited’s US$1,000,000,000 4.875% senior notes due 2025 (the “2017 Senior Notes”) with Melco Resorts Finance Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2017 together with related information, pursuant to the terms of the indenture, dated June 6, 2017 (the “Indenture”), relating to the 2017 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited.

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Melco Resorts Finance Limited

For the Year Ended December 31, 2017

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INTRODUCTION

In this annual report, unless otherwise indicated:

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which have been amended and restated by the 2015 Credit Facilities;

•	“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 we issued on February 7, 2013 and fully redeemed on June 14, 2017;

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Additional 2017 Senior Notes” refer to the US$350.0 million aggregate principal amount of the 2017 Senior Notes issued on July 3, 2017;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Parent and its subsidiaries;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“First 2017 Senior Notes” refer to the US$650.0 million aggregate principal amount of the 2017 Senior Notes issued on June 6, 2017;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“SCI” refers to Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;

•	“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which the Parent acquired, through acquisition of 60% equity interest in SCI, an intermediate holding company of Studio City Entertainment, an indirect holding of 60% of its equity interest in July 2011;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we”, “us”, “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2017 and 2016 and as of December 31, 2017 and 2016.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollar, while our current expenses are denominated predominantly in Pataca and H.K. dollar and in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this annual report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 29, 2017 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8128 to US$1.00. On April 20, 2018, the noon buying rate was HK$7.8448 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this annual report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2017 and 2016, and the selected historical consolidated balance sheets data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in the annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2017	2016
	(In thousands of US$)
Consolidated Statements of Operations Data:
Net revenues	$4,684,769	$4,071,908
Total operating costs and expenses	$(4,171,410)	$(3,652,959)
Operating income	$513,359	$418,949
Net income	$431,591	$368,188

	As of December 31,
	2017	2016
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$837,305	$1,112,835
Bank deposits with original maturities over three months	$—	$138,539
Total assets	$5,020,715	$5,792,979
Total current liabilities	$1,364,264	$1,196,634
Total debts(1)	$1,419,511	$1,432,798
Total liabilities	$2,754,411	$2,601,500
Total shareholder’s equity	$2,266,304	$3,191,479

(1)	Total debts include current and non-current portion of long-term debt, net, and other long-term liabilities.

The following table sets forth our consolidated statements of cash flows for the years indicated:

	Year Ended December 31,
	2017	2016
	(In thousands of US$)
Net cash provided by operating activities	$953,633	$1,101,614
Net cash (used in) provided by investing activities	$(390,324)	$73,247
Net cash used in financing activities	$(838,839)	$(1,103,671)

Net (decrease) increase in cash and cash equivalents	$(275,530)	$71,190
Cash and cash equivalents at beginning of year	$1,112,835	$1,041,645

Cash and cash equivalents at end of year	$837,305	$1,112,835

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

We are developing Morpheus, the third phase of City of Dreams in Cotai, Macau. We plan to develop Morpheus into an iconic landmark and currently target its opening in the first half of 2018. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus is expected to house approximately 770 rooms, suites and villas.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau – Altira Macau and Nüwa – and received nine Forbes 5-Star and one Forbes 4-Star ratings across our properties in 2018. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. We believe such decline was primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis according to the DICJ and has continued to improve in the first quarter of 2018 with gross gaming revenues in Macau increasing 20.5% on a year-on-year basis according to the DICJ.

City of Dreams

As of December 31, 2017, City of Dreams operated approximately 475 gaming tables and approximately 670 gaming machines. Nüwa and The Countdown each offers approximately 300 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. Upon completion, Morpheus is expected to offer approximately 770 rooms, suites and villas. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 95 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. Completion of Morpheus will provide an additional pool, spa and salon, fitness club, executive lounge and four restaurants.

For the years ended December 31, 2017 and 2016, net revenues generated from City of Dreams amounted to US$2,702.0 million and US$2,619.8 million, representing 57.7% and 64.3% of our total net revenues, respectively.

Altira Macau

As of December 31, 2017, Altira Macau operated approximately 100 gaming tables and 119 gaming machines (operated as a Mocha Club at Altira Macau), approximately 215 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters. For the years ended December 31, 2017 and 2016, net revenues generated from Altira Macau amounted to US$446.5 million and US$439.7 million, representing 9.5% and 10.8% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2017, we operated eight Mocha Clubs with a total of 1,319 gaming machines in operation (including 119 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2017 and 2016, net revenues generated from Mocha Clubs amounted to US$121.3 million and US$120.5 million, representing 2.6% and 3.0% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2017 and 2016, gaming machine revenues represented 97.3% and 97.4% of net revenues generated from Mocha Clubs, respectively.

Summary of Financial Results

For the year ended December 31, 2017, our total net revenues were US$4.68 billion, which represents an increase of 15.1% from US$4.07 billion of net revenues for the year ended December 31, 2016. Net income for the year ended December 31, 2017 was US$431.6 million, as compared to net income of US$368.2 million for the year ended December 31, 2016. The improvement in profitability was primarily attributable to the increased casino revenues at City of Dreams and Altira Macau, and the recovery of previously provided doubtful debts in City of Dreams and Altira Macau, partially offset by the loss on extinguishment of debt arising from the refinancing of the 2013 Senior Notes.

Net income from Studio City Casino gaming operations are reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses in the consolidated statement of operations.

The revenues and costs from the provision of management services to affiliated companies are reflected in entertainment, retail and other revenues and operating expenses, respectively, in the consolidated statement of operations.

The following summarizes the results of our operations:

	Year ended December 31,
	2017	2016
	(In thousands of US$)
Net revenues	$4,684,769	$4,071,908
Total operating costs and expenses	$(4,171,410)	$(3,652,959)
Operating income	$513,359	$418,949
Net income	$431,591	$368,188

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•	Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaign, close monitoring of cross-border currency movement, restrictions on currency withdrawal, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•	The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the business that we operate;

•	The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•	Gaming promoters in Macau are experiencing increased regulatory scrutiny that has resulted in the cessation of business of certain gaming promoters, a trend which may affect our operations in a number of ways:

•	a concentration of gaming promoters may result in such gaming promoters having significant leverage and bargaining strength in negotiating agreements with gaming operators, which could result in gaming promoters negotiating changes to our agreements with them or the loss of business to a competitor or the loss of certain relationships with gaming promoters, any of which may adversely affect our results of operations;

•	if any of our gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us to an increased risk for litigation, regulatory enforcement actions and damage to our reputation; and

•	since we depend on gaming promoters for our VIP gaming revenue, difficulties in their operations may expose us to higher operational risk.

•	Our 2015 Credit Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”; and

•	The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed.

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated term of the land use rights on a straight-line basis. The amortization of land use rights is recognized from the date construction commences. The estimated term of the land use rights are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2017 and 2016 were US$488.3 million and US$381.7 million, respectively, were attributable to our development and construction projects, including Morpheus, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. Refer to note 19 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.

During the years ended December 31, 2017 and 2016, impairment losses of US$3.6 million and US$3.2 million were recognized mainly due to reconfigurations and renovations at our operating properties.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, that arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If we determine a qualitative assessment is to be performed, we assess certain qualitative factors including, but not limited to, the results of the most recent quantitative impairment test, operating results and projected operating results, and macro-economic and industry conditions. If we determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, we then perform a quantitative impairment test.

To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of our reporting unit with its fair value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, we perform an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, we estimate the fair values of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

We have performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. As of December 31, 2017, we performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired. As of December 31, 2016, the detailed quantitative impairment tests were performed and computed the fair value of our reporting unit was in excess of the carrying amount and fair values of the trademarks were in excess of their carrying amounts. As a result of these assessments, we determined that no impairment of goodwill and trademarks existed as of December 31, 2017 and 2016.

Determining the fair value of goodwill and trademarks of Mocha Clubs is judgmental in nature and requires the use of significant estimates and assumptions, including projected future operating results of the reporting unit, discount rates, long-term growth rates and future market conditions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of Mocha Clubs.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots. Funds deposited by customers in advance and chips in the customers’ possession are recognized as a liability before gaming play occurs.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of one of its hotels, Taipa Square Casino and Studio City Casino. For the operations of one of its hotels, we are the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to us, and we receive all rewards and take substantial risks associated with the hotel’s business; we are the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Taipa Square Casino and Studio City Casino, given that we operate the Taipa Square Casino and Studio City Casino under a right to use agreement and the Services and Right to Use Arrangements, respectively, with the owners of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession. As such, we are the principal and casino revenue is, therefore, recognized on a gross basis.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are provided or retail goods are sold. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reductions of revenue; consequently, our casino revenues are reduced by discounts, commissions (including commission rebated indirectly to rolling chip players) and points from customer loyalty programs, such as the player’s club loyalty program. We estimate commission rebated indirectly to rolling chip players based on our assessment of gaming promoters’ practice and current market conditions.

The retail values of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge are included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, and entertainment, retail and other services costs and is primarily included in casino expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including to our gaming promoters in Macau. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2017 and 2016, approximately 31.3% and 22.8% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2017 and 2016, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2017, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$3.5 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2017 and 2016, we recorded valuation allowances of US$28.4 million and US$55.5 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this report for discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our total net revenues for the year ended December 31, 2017 were US$4.68 billion, an increase of US$0.61 billion, or 15.1%, from US$4.07 billion for the year ended December 31, 2016. The increase in total net revenues was primarily attributable to the increased casino revenues generated from the operation of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, higher rolling chip revenues at City of Dreams and Altira Macau and higher rental income in City of Dreams mainly as a result of the opening of the new precinct in phases between June and December 2016, partially offset by lower mass market table games revenues at City of Dreams and Altira Macau and lower management fee income from provision of management services to affiliated companies for which the associated costs were mainly included in general and administrative expenses. Net income from Studio City Casino gaming operations are reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Our total net revenues for the year ended December 31, 2017 consisted of US$4.33 billion of casino revenues, representing 92.5% of our total net revenues, and US$351.2 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2016 consisted of US$3.73 billion of casino revenues, representing 91.6% of our total net revenues, and US$342.2 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2017 were US$4.33 billion, representing a US$0.60 billion, or 16.2%, increase from casino revenues of US$3.73 billion for the year ended December 31, 2016, primarily due to an increase in casino revenues at Studio City Casino of US$547.7 million, driven by enhanced performance in mass market table games segment as a result of the continuous ramp-up of Studio City and the launch of rolling chip operations in November 2016, as well as higher rolling chip revenues at City of Dreams and Altira Macau, partially offset by lower mass market table games revenues at City of Dreams and Altira Macau. Pursuant to the Services and Right to Use Arrangements, net income arisen from operating the Studio City Casino is reimbursed to Studio City Entertainment. Such reimbursement is included in general and administrative expenses.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2017 was US$17.2 billion, representing a decrease of US$0.4 billion, or 2.5%, from US$17.7 billion for the year ended December 31, 2016. The rolling chip win rate (calculated before discounts and commissions) was 3.06% for the year ended December 31, 2017, and increased from 2.85% for the year ended December 31, 2016. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$429.2 million for the year ended December 31, 2017, representing a decrease of 13.3% from US$494.7 million for the year ended December 31, 2016. The mass market table games hold percentage was 17.5% for the year ended December 31, 2017, decreasing from 18.6% for the year ended December 31, 2016. Average net win per gaming machine per day was US$106 for the year ended December 31, 2017, an increase of US$13, or 14.1%, from US$93 for the year ended December 31, 2016.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2017 of US$47.4 billion represented an increase of US$6.0 billion, or 14.4%, from US$41.5 billion for the year ended December 31, 2016. The rolling chip win rate (calculated before discounts and commissions) was 2.97% for the year ended December 31, 2017 and was in line with our expected range of 2.7% to 3.0%, and increased from 2.83% for the year ended December 31, 2016. In the mass market table games segment, drop was US$4.50 billion for the year ended December 31, 2017 which represented an increase of US$0.20 billion, or 4.6%, from US$4.31 billion for the year ended December 31, 2016. The mass market table games hold percentage was 32.4% for the year ended December 31, 2017, decreasing from 35.8% for the year ended December 31, 2016. Average net win per gaming machine per day was US$557 for the year ended December 31, 2017, an increase of US$176, or 46.2%, from US$381 for the year ended December 31, 2016.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2017 was US$272, an increase of US$15, or 5.6%, from US$257 for the year ended December 31, 2016.

Rooms. Room revenues (including the retail value of promotional allowances) were US$130.3 million and US$129.7 million for the years ended December 31, 2017 and 2016, respectively. The increase was primarily due to the increase in occupancy rate and average daily rate at City of Dreams. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$202, 97% and US$196, respectively, for the year ended December 31, 2017, as compared to US$200, 96% and US$192, respectively, for the year ended December 31, 2016. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$204, 96% and US$196, respectively, for the year ended December 31, 2017, as compared to US$205, 94% and US$193, respectively, for the year ended December 31, 2016.

Food and beverage. Food and beverage revenues (including the retail value of promotional allowances) were US$77.9 million and US$75.9 million for the years ended December 31, 2017 and 2016, respectively. The increase was primarily due to higher business volume in City of Dreams.

Entertainment, retail and other. Entertainment, retail and other revenues (including the retail value of promotional allowances) increased to US$303.0 million for the year ended December 31, 2017 from US$296.1 million for the year ended December 31, 2016. The increase was primarily due to the increase in rental income in City of Dreams as a result of the opening of the new retail precinct in phases between June and December 2016, partially offset by the decrease in management fee income from provision of management services to affiliated companies for which the associated costs were mainly included in general and administrative expenses.

Operating costs and expenses

Total operating costs and expenses were US$4.17 billion for the year ended December 31, 2017, representing an increase of US$0.52 billion, or 14.2%, from US$3.65 billion for the year ended December 31, 2016. The increase in operating costs was primarily due to the operating costs from operating Studio City Casino.

Casino. Casino expenses increased by US$390.7 million, or 14.5%, to US$3.08 billion for the year ended December 31, 2017 from US$2.69 billion for the year ended December 31, 2016 primarily due to the increase in casino expenses at a better-performing Studio City Casino, which Melco Resorts Macau is reimbursed for pursuant to the Services and Right to Use Arrangements, as well as the increase in gaming tax and other levies and commission expenses at City of Dreams and Altira Macau, which increased as a result of higher revenues. The increase was offset in part by the recovery of previously provided doubtful debt in City of Dreams and Altira Macau.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, remained stable at US$15.0 million and US$15.1 million for the years ended December 31, 2017 and 2016, respectively.

Food and beverage. Food and beverage expenses were US$24.3 million and US$20.6 million for the years ended December 31, 2017 and 2016, respectively. The increase was primarily due to the increase in operating costs associated with the increase in revenues.

Entertainment, retail and other. Entertainment, retail and other expenses remained stable at US$59.7 million and US$60.3 million for the years ended December 31, 2017 and 2016, respectively.

General and administrative. General and administrative expenses increased by US$133.4 million, or 22.7%, to US$721.0 million for the year ended December 31, 2017 from US$587.6 million for the year ended December 31, 2016, primarily due to an increase in reimbursement of the net income from Studio City Casino gaming operations to Studio City Entertainment pursuant to the Services and Right to Use Arrangements for the year ended December 31, 2017.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2017 and 2016.

Amortization of land use rights. Amortization of land use rights expenses continued to be recognized on a straight-line basis at an annual rate of US$10.9 million for each of the years ended December 31, 2017 and 2016.

Depreciation and amortization. Depreciation and amortization expenses decreased by US$9.3 million, or 4.6%, to US$191.9 million for the year ended December 31, 2017 from US$201.2 million for the year ended December 31, 2016.

Property charges and other. Property charges and other for the year ended December 31, 2017 were US$6.0 million, which primarily included US$5.2 million asset write-offs and impairment as a result of the remodel of gaming and non-gaming attractions at City of Dreams, US$3.8 million Typhoon Hato donation, US$3.7 million license termination fee and consulting fee as a result of the rebranding of our hotel properties at City of Dreams, US$2.3 million termination costs as a result of departmental restructuring, partially offset by the net gain of US$8.9 million from the insurance recovery on property damage and other costs incurred for our Macau properties as a result of Typhoon Hato. Property charges and other for the year ended December 31, 2016 were US$4.1 million, which primarily included the asset write-offs and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, loan commitment fees, foreign exchange gains, net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest expenses were US$38.0 million (net of capitalized interest of US$36.9 million) for the year ended December 31, 2017, compared to US$50.2 million (net of capitalized interest of US$28.3 million) for the year ended December 31, 2016. The decrease in net interest expenses (net of interest capitalization) of US$12.3 million was primarily due to higher interest capitalization of US$8.6 million for the development of Morpheus and $4.0 million lower amortization of deferred financing costs. The decrease in amortization of deferred financing costs was primarily arising from the refinancing of the 2013 Senior Notes during the year ended December 31, 2017. The deferred financing costs related to the 2017 Senior Notes were lower compared to the deferred financing costs for the 2013 Senior Notes.

Loan commitment fees remained stable at US$4.8 million for both years ended December 31 2017 and 2016.

Loss on extinguishment of debt for the year ended December 31, 2017 was US$48.4 million, which represented a portion of the unamortized deferred financing costs and redemption costs of the 2013 Senior Notes that were not eligible for capitalization as a result of refinancing. There was no loss on extinguishment of debt for the year ended December 31, 2016.

Costs associated with debt modification for the year ended December 31, 2017 were US$2.8 million, which represented a portion of underwriting fees and legal and professional fees incurred for refinancing of the 2013 Senior Notes that were not eligible for capitalization. There were no costs associated with debt modification for the year ended December 31, 2016.

Income tax credit (expense)

Income tax credit for the year ended December 31, 2017 was primarily attributable to over provision of Macau Complementary Tax in prior years of US$2.4 million and a net deferred tax credit of US$2.1 million, partially offset by a lump sum tax payable of US$2.4 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau. The effective tax rate for the year ended December 31, 2017 was a credit of (0.5%), as compared to 1.2% for the year ended December 31, 2016. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable and the effect of income for which no income tax expense is payable for the years ended December 31, 2017 and 2016. Our management currently does not expect to realize significant income tax benefits associated with net operating losses carryforwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net income

As a result of the foregoing, we had net income of US$431.6 million for the year ended December 31, 2017, compared to US$368.2 million for the year ended December 31, 2016.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2017, we held cash and cash equivalents of approximately US$837.3 million and the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2017	2016
	(In thousands of US$)
Net cash provided by operating activities	$953,633	$1,101,614
Net cash (used in) provided by investing activities	$(390,324)	$73,247
Net cash used in financing activities	$(838,839)	$(1,103,671)

Net (decrease) increase in cash and cash equivalents	$(275,530)	$71,190
Cash and cash equivalents at beginning of year	$1,112,835	$1,041,645

Cash and cash equivalents at end of year	$837,305	$1,112,835

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage and entertainment, are conducted primarily on a cash basis.

Net cash provided by operating activities was US$953.6 million for the year ended December 31, 2017, compared to US$1,101.6 million for the year ended December 31, 2016. The decrease in net cash provided by operating activities was mainly attributable to increased working capital for operations, partially offset by an improvement in underlying operating performance of City of Dreams and Altira Macau as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$390.3 million for the year ended December 31, 2017, compared to net cash provided by investing activities of US$73.2 million for the year ended December 31, 2016. The change was primarily due to a decrease in net withdrawals of bank deposits with original maturities over three months, increase in capital expenditure payments and loan to an affiliated company.

Net cash used in investing activities for the year ended December 31, 2017 mainly included capital expenditure payments of US$413.2 million, loan to an affiliated company of US$91.7 million and advance payments and deposits for acquisition of property and equipment of US$25.5 million, partially offset by withdrawals of bank deposits with original maturities over three months of US$138.5 million.

Our total capital expenditure payments for the year ended December 31, 2017 were US$413.2 million, as compared to US$354.7 million for the year ended December 31, 2016. Such capital expenditures for both years were mainly associated with our development projects, including Morpheus, as well as enhancement to our integrated resort offerings. We also paid US$3.8 million for the scheduled installment of City of Dreams’ land premium payment for the year ended December 31, 2016.

Financing Activities

Net cash used in financing activities amounted to US$838.8 million for the year ended December 31, 2017, which primarily represented dividend payments of US$765.8 million, the scheduled repayment of the term loan under the 2015 Credit Facilities of US$45.1 million, payments of refinancing costs and debt issuance costs of US$33.3 million associated with the refinancing of the 2013 Senior Notes with the 2017 Senior Notes, which were offset in part by the net proceeds of US$2.6 million from the refinancing of the 2013 Senior Notes. The US$1.0 billion principal amount outstanding under the 2013 Senior Notes was refinanced by the proceeds from the First 2017 Senior Notes and US$350.0 million from the partial drawdown of the revolving credit facility under the 2015 Credit Facilities. The US$350.0 million partial drawdown from the revolving credit facility under the 2015 Credit Facilities was subsequently repaid by the US$352.6 million proceeds from the issuance of the Additional 2017 Senior Notes, which priced at 100.75%.

Net cash used in financing activities amounted to US$1,103.7 million for the year ended December 31, 2016, which primarily represented dividend payments of US$1,089.5 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$22.6 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of December 31, 2017:

As of December 31, 2017
(in thousands of US$)
2017 Senior Notes	$1,000,000
2015 Credit Facilities	$433,611

$1,433,611

Major changes in our indebtedness during the year ended and subsequent to December 31, 2017 are summarized below.

On June 6, 2017, we issued US$650.0 million in aggregate principal amount of the 2017 Senior Notes. On June 14, 2017, together with the proceeds from the issuance of US$650.0 million in aggregate principal amount of the 2017 Senior Notes along with the proceeds in the amount of US$350.0 million from a partial drawdown of the revolving credit facility under the 2015 Credit Facilities and cash on hand, we redeemed all of our outstanding 2013 Senior Notes.

On July 3, 2017, we issued an additional US$350.0 million in aggregate principal amount of the 2017 Senior Notes, the net proceeds from which were used to repay in full the US$350.0 million drawdown from the revolving credit facility under the 2015 Credit Facilities.

The 2015 Credit Facilities contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreement, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Resorts Macau by us, our company or certain of its subsidiaries held by us and/or Melco International or certain of our subsidiaries may result in an event of default and/or a requirement to prepay the 2015 Credit Facilities in full. Other applicable change of control events under the 2015 Credit Facilities include the Parent ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of our company.

The terms of the 2017 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event, which is accompanied by a ratings decline, will require us to offer to repurchase the 2017 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under the 2017 Senior Notes to the date of repurchase.

For further details of the above indebtedness, see note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “—Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, Morpheus and The Countdown at City of Dreams in Cotai, Macau.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing, purchasing or otherwise retiring existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities. Any such activities will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and the amounts involved may be material.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2017, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling US$108.8 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 17 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2017 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2017 Senior Notes	$—	$—	$—	$1,000.0	$1,000.0
2015 Credit Facilities	45.1	90.2	298.3	—	433.6
Fixed interest payments	48.8	97.5	97.5	118.5	362.3
Variable interest payments(2)	10.2	17.1	3.5	—	30.8
Capital lease obligations	0.1	0.1	—	—	0.2
Operating lease obligations:
Operating leases, including Mocha Clubs locations	8.3	15.8	12.1	—	36.2
Construction costs and property and equipment retention payables	17.4	11.8	—	—	29.2
Other contractual commitments:
Government annual land use fees(3)	1.4	2.8	2.9	14.6	21.7
Construction, plant and equipment acquisition commitments(4)	108.8	—	—	—	108.8
Gaming subconcession premium(5)	28.1	56.4	41.9	—	126.4

Total contractual obligations	$268.2	$291.7	$456.2	$1,133.1	$2,149.2

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2017 plus the applicable interest rate spread in accordance with the debt agreement. Actual rates will vary.
(3)	The City of Dreams and Altira Macau sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. See “Business” for further details of the land concession obligations.
(4)	See note 17(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.
(5)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and variable premium per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2017 through to the termination of the gaming subconcession in June 2022.

Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2017, the balance of the reserve of all our Macau subsidiaries amounted to US$31.2 million.

During the year ended December 31, 2017, the sole director of our company declared dividends of US$1,128,756.93 per share to the Parent. In March 2018, the sole director of our company declared a dividend of US$26,622.30 per share to the Parent.

Restrictions on Distributions

The 2015 Credit Facilities removed certain restrictions on paying dividends that applied under the 2011 Credit Facilities. Under the 2015 Credit Facilities, which apply on and from June 29, 2015, the payment of dividends to companies or persons who are not members of the relevant borrowing group, comprising Melco Resorts Macau and certain of our subsidiaries specified as guarantors (the “2015 Borrowing Group”) remains restricted in certain circumstances, unless certain financial tests and conditions are satisfied and there is no continuing default under the 2015 Credit Facilities. See “Description of Other Material Indebtedness” for more details.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations. As of December 31, 2017, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities.

As of December 31, 2017, approximately 70% of our total gross indebtedness was based on fixed rates. Based on December 31, 2017 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$4.3 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. In addition, a significant portion of our indebtedness, as a result of the 2017 Senior Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar and Pataca against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subjected to fluctuations. Any significant fluctuations in exchange rates between H.K. dollar or Pataca to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2017, in addition to H.K. dollar and Pataca, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2017. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 10 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2017.

Major currencies in which our cash and bank balances held as of December 31, 2017 were U.S. dollar, H.K. dollar and Pataca. Based on the cash and bank balances as of December 31, 2017, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$8.3 million for the year ended December 31, 2017.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2017, an assumed 1% change in the exchange rate between the H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$4.3 million.

BUSINESS

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

We are developing Morpheus, the third phase of City of Dreams in Cotai, Macau. We plan to develop Morpheus into an iconic landmark and currently target its opening in the first half 2018. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus is expected to house approximately 770 rooms, suites and villas. For prevailing Macau market condition, see “Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau – Altira Macau and Nüwa – and received nine Forbes 5-Star and one Forbes 4-Star ratings across our properties in 2018. We seek to attract patrons throughout Asia and, in particular, from Greater China. Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. We believe such decline was primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis according to the DICJ and has continued to improve in the first quarter of 2018 with gross gaming revenues in Macau increasing 20.5% on a year-on-year basis according to the DICJ.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. As of December 31, 2017, City of Dreams operated approximately 475 gaming tables and approximately 670 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Nüwa and The Countdown each offers approximately 300 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. Upon completion, Morpheus is expected to offer approximately 770 rooms, suites and villas. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 95 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. Completion of Morpheus will provide an additional pool, spa and salon, fitness club, executive lounge and four restaurants.

Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and “Casino VIP Room” and “Casino Interior Design” awards in 2011. It has also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Nüwa (then branded as Crown Towers) was the first hotel brand in Macau to receive the Forbes Travel Guide 5-Star distinction for its hotel, spa and every restaurant in January 2014. It was recognized as a Forbes 5-Star hotel for the sixth consecutive year in 2018, and its spa, the contemporary French restaurant The Tasting Room, the Cantonese culinary masterpiece Jade Dragon and the premium Japanese fine-dining establishment Shinji by Kanesaka were all awarded Forbes 5-Star ratings. In addition, Jade Dragon and The Tasting Room once again garnered Michelin two-star ratings in the Michelin Guide Hong Kong Macau 2018 while Shinji by Kanesaka maintained the one-star Michelin rating it was awarded in 2016. Jade Dragon was included in the 2018 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the second consecutive year, being the only Macau restaurant to be featured. Moreover, Jade Dragon and The Tasting Room have been included in the list of top 20 Best Restaurants by Hong Kong Tatler for five consecutive years since 2014, while Shinji by Kanesaka was also included in the list in 2017 and 2018.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was awarded the Excellence Award of the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2017, Altira Macau operated approximately 100 gaming tables and 119 gaming machines operated as a Mocha Club at Altira Macau. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes 5-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 215 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes 5-Star ratings in lodging and spa categories by Forbes Travel Guide for nine consecutive years in 2018. Altira Macau also received the “Most Favorite Travel Resort & Hotel” of U Magazine in 2015 and was honored the “Best Luxury Fitness Spa Award” in the prestigious World Luxury Spa Awards in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Italian restaurant Aurora and its Japanese restaurant Tenmasa have both earned Forbes 5-Star recognition in the Forbes Travel Guide for the fifth and fourth consecutive year, respectively, in 2018. Its Cantonese restaurant, Ying, was awarded a Forbes 4-Star rating for the fourth consecutive year in 2018 and a Michelin star in the Michelin Guide Hong Kong Macau 2018 for the second consecutive year. In addition, Aurora, Tenmasa and Ying were winners of the “Best of Award Excellence of Wine Spectator” in 2015. All three restaurants together with Kira were also included in the list of Hong Kong Tatler’s Best Restaurants guide for three consecutive years from 2015 to 2017.

In recognition of their outstanding service and service management, Ying and Tenmasa also respectively received the Service Star Award in the “Deluxe Restaurant” and “First Class Restaurant” categories in the “Quality Tourism Services Accreditation Scheme 2017” organized by the Macau Government Tourism Office.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. As of December 31, 2017, Mocha Clubs had eight clubs with a total of 1,319 gaming machines in operation (including 119 gaming machines at Altira Macau), which represented 8.4% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities include what we believe is the latest technology for gaming machines and offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

Our Development Projects

We are developing Morpheus, the third phase of City of Dreams in Cotai. Morpheus is expected to commence operations in the first half of 2018 with approximately 770 guest rooms. Further, we continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts.

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in September 2010 and January 2014, respectively. Under the terms of the revised land concession, the development period was extended to January 28, 2018, the hotel to be developed was changed to a five-star hotel and the total developable gross floor area on the land was increased to 692,619 square meters (equivalent to approximately 7.5 million square feet). Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160.5 million), which was paid in full in January 2016. In January 2018, the Macau government approved the extension of the development period to June 11, 2018.

Under the current terms of the land concession, the annual government land use fees payable during the development are approximately MOP9.5 million (equivalent to approximately US$1.2 million) and the annual government land use fees payable after completion of development are approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed.

See note 17 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for City of Dreams.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use for City of Dreams including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Resorts. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21.1 million) which was paid in full in 2013. According to the current terms of the land concession, the annual government land use fees payable are approximately MOP1.5 million (equivalent to approximately US$186,000). This amount may be adjusted every five years as agreed.

See note 17 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Altira Macau.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use for Altira Macau, including the main gaming equipment and software, to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 131,700 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800
Mocha Altira	November 2017	Avenida De Kwong Tung, No. 786, 798, 816 e 840, Taipa, Macau	8,500

Total			131,700

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through June 2022, which are renewable upon reaching an agreement with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machine operations.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Hotel Taipa Square in Macau and occupying a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and explores media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. A sales team has been established that directly liaises with current and potential customers within target Asian countries in order to grow and retain high-end customers. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. We employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yield and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, three hotels, as well as a selection of restaurants, bars and retail outlets. Upon the opening of Morpheus, the number of hotels will increase to four at City of Dreams. Altira Macau is designed to provide a high-end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are further classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters, also known as junket operators. Our rolling chip players play mostly in our dedicated VIP rooms or designated gaming areas.

Our in-house rolling chip programs consist of rolling chip players sourced through our direct marketing efforts and relationships, whom we refer to as premium direct players. Premium direct players can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming-related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter.

In Macau, we engage gaming promoters to promote our VIP gaming rooms primarily due to the gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff while gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2017 and 2016, we had agreements in place with 55 and 61 gaming promoters in Macau, respectively. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 27/2009 governing gaming promotion activity as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions on rolling chip volume-based arrangements.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a customary practice in Macau gaming market, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and various settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department, to evaluate the liquidity and financial health of gaming promoters to whom we grant such credit. These procedures allow us to calculate the commissions payable to a gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by a gaming promoter. Credit is granted to a gaming promoter based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and/or promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage this credit risk.

We aim to pursue overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, notices of delinquency and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters.

Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance. For information regarding allowances for doubtful accounts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Macau Gaming Market

In 2017 and 2016, Macau generated approximately US$33.2 billion and US$27.9 billion of gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 9.4% in 2016. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis according to the DICJ and has continued to improve in the first quarter of 2018 with gross gaming revenues in Macau increasing 20.5% on a year-on-year basis according to the DICJ.

The mass market table games segment accounted for 38.3% of market-wide gross gaming revenues in 2017, compared to 41.6% in 2016 and 39.5% in 2015, according to the DICJ.

While industry trends in Macau have improved since the third quarter of 2016, Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawal and the launch of facial recognition and identity card checks with respect to certain ATM users.

We believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 32.6 million in 2017, increasing by 5.4% compared to 2016. While visitors from China represented 68.1%, increasing by 8.5% compared to 2016, visitors from Hong Kong and Taiwan represented 18.9% and 3.3%, of all visitors to Macau in 2017, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, in which Mr. Lawrence Ho, Parent’s chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to VML, a subsidiary of Sands China Ltd. and Las Vegas Sands Corporation. Melco Resorts Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor) started its gaming operations in Macau in 1962 and is undergoing construction of its new resort in Cotai which has been announced to open in 2019.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened a new resort, Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015.

VML, operates Sands Macao on the Macau Peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao, the Sands Cotai Central and the Parisian Macao and has announced proposals for the re-branding and redevelopment of the Sands Cotai Central into The Londoner Macao.

MGM Grand Paradise, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula, and the MGM Cotai in February 2018.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each concessionaire was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2020 and 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2017 was 6,419. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with Melco Resorts Leisure (PHP) Corporation, the manager and operator of City of Dreams Manila and an indirect subsidiary of the Parent, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 14,577 and 15,712 employees as of December 31, 2017 and 2016, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2017 and 2016.

	As of December 31,
	2017		2016
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	747	5.1%	704	4.5%
Altira Macau	1,610	11.0%	1,722	11.0%
City of Dreams	7,195	49.4%	7,925	50.4%
Corporate and centralized services	507	3.5%	554	3.5%
Studio City	4,518	31.0%	4,807	30.6%

Total	14,577	100.0%	15,712	100.0%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards, as well as fast track promotion training initiatives. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

Intellectual Property

We have applied for and/or registered certain trademarks, including “Altira”, “Mocha Club”, “City of Dreams,” “Nüwa,” “The Countdown” and “Melco Resorts & Entertainment” in Macau and/or other jurisdictions. We have also applied for or registered in Macau and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	55	Director
Lawrence Yau Lung Ho	41	Chief Executive Officer
Geoffrey Stuart Davis	50	Chief Financial Officer

Mr. Clarence Yuk Man Chung is our director. Mr. Chung is a director of the Parent and he was appointed to his current role in November 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of Melco Resorts & Entertainment (Philippines) Corporation (“MRP”), a company listed on the Philippine Stock Exchange, since December 2012 and has also been appointed as a director of certain of the Parent’s subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2017) by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as the Parent’s executive director on December 20, 2004, and served as its co-chairman and chief executive officer between December 2004 and April 2016 before he was re-designated as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016, and also serves on numerous boards and committees of privately-held companies in Hong Kong, Macau and mainland China.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of the All-China Federation of Industry and Commerce; a member of the Board of Directors and a Vice Patron of The Community Chest of Hong Kong; a member of the All China Youth Federation; a member of the Macau Basic Law Promotion Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau; and director Executive of the Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014 and was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for six consecutive years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the sixth time in 2017.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as the Parent’s deputy chief financial officer from August 2010 to March 2011 and the Parent’s senior vice president, corporate finance since 2007, when he joined the Parent. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017 and a director of MRP since January 2018. Prior to joining the Parent, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2017 and 2016, see note 18 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2015 Credit Facilities

Overview

On September 5, 2007, Melco Resorts Macau, as borrower, and certain of our subsidiaries, as guarantors, entered into a project facility with certain lenders in the aggregate amount of US$1.75 billion to fund the City of Dreams project (the “City of Dreams Project Facility”), which has been amended from time to time. On June 30, 2011, the City of Dreams Project Facility was amended as the 2011 Credit Facilities and on June 29, 2015, the 2011 Credit Facilities were further amended pursuant to a second amendment and restatement agreement as the 2015 Credit Facilities.

The 2015 Credit Facilities reduced and removed certain restrictions on our business that were imposed by the covenants of the 2011 Credit Facilities and extended the repayment maturity date of the loans made under the 2011 Credit Facilities. The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$501.3 million) with a term of 6 years (the “2015 Term Loan Facility”) and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to approximately US$1.25 billion) with a term of 5 years (the “2015 Revolving Credit Facility”). Under the 2015 Credit Facilities, we drew down the entire 2015 Term Loan Facility and repaid the entire outstanding balance of the 2011 Credit Facilities, while the 2015 Revolving Credit Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. In addition, the 2015 Credit Facilities introduced incremental facilities of up to an aggregate amount of US$1.3 billion (or its equivalent in approved currencies) (the “2015 Incremental Facilities”), to be made available upon further agreement with either any of the existing lenders under the 2015 Credit Facilities or other entities.

Maturity Date

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facilities will be further specified and agreed by Melco Resorts Macau and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facilities.

Drawdowns/Repayment

On June 29, 2015, the 2015 Term Loan Facility of HK$3.90 billion (equivalent to approximately US$501.3 million) was fully drawn down to repay the entire outstanding balance of the 2011 Credit Facilities, and the availability period for this facility has expired. Melco Resorts Macau has made no drawdown on the 2015 Revolving Credit Facility and 2015 Incremental Facilities during the year ended December 31, 2016 while a partial drawdown of the 2015 Revolving Credit Facility in the amount of US$350 million, together with the proceeds of the First 2017 Senior Notes issuance and cash on hand, was used to fully redeem the 2013 Senior Notes, and the net proceeds of the offering of the Additional 2017 Senior Notes were used to make a full repayment of the US$350 million partial drawdown under the 2015 Revolving Credit Facility.

Drawdowns on the 2015 Term Loan Facility are subject to satisfaction of conditions precedent specified in the 2015 Credit Facilities and the 2015 Revolving Credit Facility is available on a fully revolving basis up to the date that is one month prior to the 2015 Revolving Credit Facility’s final maturity date.

The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule commenced on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. Melco Resorts Macau may make voluntary prepayments in respect of the 2015 Credit Facilities in a minimum amount of HK$160.0 million (equivalent to US$20.6 million), plus the amount of any applicable break costs. Melco Resorts Macau is also subject to mandatory prepayment requirements in respect of various amounts within the 2015 Borrowing Group, including but not limited to: (i) net termination, claim or settlement proceeds paid under Melco Resorts Macau’s subconcession or the 2015 Borrowing Group’s land concessions, subject to certain exceptions; (ii) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (iii) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of US$50.0 million. In addition, upon the occurrence of a “Change of Control” as defined under the 2015 Credit Facilities, any lender under the 2015 Credit Facilities may, with 20 business days’ notice, cancel their commitment and request repayment in full of the 2015 Credit Facilities; and upon the occurrence of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group and/or any of the Altira Macau or the City of Dreams gaming business, the whole of the 2015 Credit Facilities will be cancelled and all amounts outstanding thereunder will become immediately due and payable.

Accounts

The terms of the 2011 Credit Facilities required that, subject to certain exceptions, all of the bank accounts of members of the borrowing group thereunder are secured in favor of the security agent for the benefit of the lenders and that certain receipts in respect of mandatory prepayments and amounts for reinvestment or excluded from mandatory prepayments are required to be deposited thereto. This regime remains in place in the 2015 Credit Facilities (except that minor conforming changes have been made for consistency with the other terms of the 2015 Credit Facilities).

Interest and Fees

The HK dollar denominated drawdowns under the 2011 Credit Facilities bore an initial interest rate from June 30, 2011 of HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio, in respect of the borrowing group thereunder. In addition a commitment fee was payable quarterly in arrears from June 30, 2011 throughout the availability period, payable on the daily undrawn amount under the available portion of the 2011 revolving credit facility.

Borrowings under the 2015 Credit Facilities bore an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. Melco Resorts Macau may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. Melco Resorts Macau is obligated to pay a commitment fee quarterly in arrears from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility until the end of the applicable availability period. A commitment fee is payable quarterly in arrears from June 29, 2015 until the date falling one month after on the undrawn amount of the 2015 Term Loan Facility. Loan commitment fees on the 2015 Credit Facilities amounting to US$4.8 million were recognized during both years ended December 31, 2017 and 2016, respectively.

Security

Security for the 2015 Credit Facilities remains substantially the same as for the 2011 Credit Facilities, and includes a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2015 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2015 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2015 Borrowing Group and equipment and tools used in the gaming business by the 2015 Borrowing Group; subordination and assignment of shareholder and other intra-group loans; as well as other customary security.

Covenants

The 2015 Credit Facilities contain covenants (equivalent to those in the 2011 Credit Facilities but relaxed in many instances) customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2015 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets.

The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio, but with lower covenant compliance levels than previously:

a.	Leverage, as defined in the 2015 Credit Facilities, which cannot exceed 3.50 to 1.00 for the quarterly reporting periods ending September 30, 2015, onwards;

b.	Total Leverage, as defined in the 2015 Credit Facilities, which cannot exceed 4.50 to 1.00 for the quarterly reporting periods ending September 30, 2015, onwards; and

c.	Interest Cover, as defined in the 2015 Credit Facilities, which must be greater than or equal to 2.50 to 1.00 for the quarterly reporting periods ending September 30, 2015 onwards.

The first test date of the financial covenants was September 30, 2015.

There remain provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group, although the restrictions have been amended, and the payment of dividends is now permitted either:

a.	among the 2015 Borrowing Group;

b.	where arising from revenues derived from certain specified operations outside the 2015 Borrowing Group; or

c.	(on the basis that no event of default is continuing or likely to occur as a result of such distribution) subject to compliance with the relevant financial covenants on a pro forma basis after giving effect to such payment or distribution.

As of December 31, 2017, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions were satisfied.

Events of Default

The event of default regime under the 2015 Credit Facilities is similar in scope to that of 2011 Credit Facilities (although certain events of default under the 2011 Credit Facilities have been removed or relaxed), and comprises events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors and/or members of the Borrowing Group; (iv) the breach of the credit facility documents, (v) certain events occurring which may give rise to a termination or rescission of Melco Resorts Macau’s subconcession contract and land concessions; (vi) insolvency or bankruptcy events; and (vii) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness” for a discussion of the change of control provisions contained in the 2015 Credit Facilities.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

REPORT OF INDEPENDENT AUDITOR

To the Shareholder and the Sole Director of Melco Resorts Finance Limited (formerly known as MCE Finance Limited):

We have audited the accompanying consolidated financial statements of Melco Resorts Finance Limited which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of operations, shareholder’s equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Melco Resorts Finance Limited as of December 31, 2017, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Report of Other Auditors on 2016 Financial Statements

The consolidated financial statements of Melco Resorts Finance Limited for the year ended December 31, 2016, were audited by other auditors who expressed an unqualified opinion with an explanatory paragraph on those statements on April 28, 2017.

/s/ Ernst & Young

Hong Kong

April 30, 2018

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2017	2016
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$837,305	$1,112,835
Bank deposits with original maturities over three months	—	138,539
Accounts receivable, net	147,590	194,876
Amounts due from affiliated companies	227,354	240,097
Loan to an affiliated company	92,730	—
Inventories	18,283	18,490
Prepaid expenses and other current assets	52,492	55,962

Total current assets	1,375,754	1,760,799

PROPERTY AND EQUIPMENT, NET	2,870,952	2,576,177
GAMING SUBCONCESSION, NET	256,083	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	96,256	112,172
ADVANCE TO AN AFFILIATAED COMPANY	—	597,974
LAND USE RIGHTS, NET	335,535	346,402

TOTAL ASSETS	$5,020,715	$5,792,979

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$10,580	$11,156
Accrued expenses and other current liabilities	1,235,844	1,080,190
Income tax payable	62	5,251
Capital lease obligations, due within one year	100	118
Current portion of long-term debt, net	44,396	44,210
Amounts due to affiliated companies	73,282	55,709

Total current liabilities	1,364,264	1,196,634

LONG-TERM DEBT, NET	1,356,475	1,372,219
OTHER LONG-TERM LIABILITIES	18,640	16,369
DEFERRED TAX LIABILITIES	12,120	14,185
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	47	147
AMOUNTS DUE TO AFFILIATED COMPANIES	919	—
ADVANCE FROM AN AFFILIATED COMPANY	1,946	1,946
COMMITMENTS AND CONTINGENCIES (Note 17)

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2017	2016
SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	$—	$—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	2,635	2,635
Retained earnings	413,884	1,339,059

Total shareholder’s equity	2,266,304	3,191,479

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,020,715	$5,792,979

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016
OPERATING REVENUES
Casino	$4,333,533	$3,729,689
Rooms	130,267	129,706
Food and beverage	77,868	75,850
Entertainment, retail and other	302,998	296,057

Gross revenues	4,844,666	4,231,302
Less: promotional allowances	(159,897)	(159,394)

Net revenues	4,684,769	4,071,908

OPERATING COSTS AND EXPENSES
Casino	(3,083,392)	(2,692,705)
Rooms	(15,005)	(15,107)
Food and beverage	(24,323)	(20,572)
Entertainment, retail and other	(59,692)	(60,310)
General and administrative	(720,956)	(587,586)
Pre-opening costs	(2,035)	(3,260)
Amortization of gaming subconcession	(57,237)	(57,237)
Amortization of land use rights	(10,867)	(10,866)
Depreciation and amortization	(191,935)	(201,242)
Property charges and other	(5,968)	(4,074)

Total operating costs and expenses	(4,171,410)	(3,652,959)

OPERATING INCOME	513,359	418,949

NON-OPERATING INCOME (EXPENSES)
Interest income	574	3,393
Interest expenses, net of capitalized interest	(37,958)	(50,210)
Loan commitment fees	(4,819)	(4,800)
Foreign exchange gains, net	9,454	3,273
Other income, net	101	2,005
Loss on extinguishment of debt	(48,398)	—
Costs associated with debt modification	(2,793)	—

Total non-operating expenses, net	(83,839)	(46,339)

INCOME BEFORE INCOME TAX	429,520	372,610
INCOME TAX CREDIT (EXPENSE)	2,071	(4,422)

NET INCOME	$431,591	$368,188

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholder’s Equity
	Shares	Amount
BALANCE AT JANUARY 1, 2016	1,202	$—	$1,849,646	$2,635	$2,060,371	$3,912,652
Net income for the year	—	—	—	—	368,188	368,188
Gain on disposal of property and equipment to an affiliated company	—	—	139	—	—	139
Dividends declared	—	—	—	—	(1,089,500)	(1,089,500)

BALANCE AT DECEMBER 31, 2016	1,202	—	1,849,785	2,635	1,339,059	3,191,479
Net income for the year	—	—	—	—	431,591	431,591
Dividends declared	—	—	—	—	(1,356,766)	(1,356,766)

BALANCE AT DECEMBER 31, 2017	1,202	$—	$1,849,785	$2,635	$413,884	$2,266,304

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$431,591	$368,188
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	260,039	269,345
Amortization of deferred financing costs and original issue premium	16,537	20,742
Net loss on disposal of property and equipment	1,226	16
Impairment loss recognized on property and equipment	3,618	3,245
(Credit) provision for doubtful debts	(4,821)	65,171
Loss on extinguishment of debt	48,398	—
Costs associated with debt modification	2,793	—
Changes in operating assets and liabilities:
Accounts receivable	55,228	(18,434)
Amounts due from affiliated companies	10,367	7,232
Inventories and prepaid expenses and other	2,390	(10,777)
Long-term prepayments, deposits and other assets	(23,756)	(16,219)
Advance to an affiliated company	7,008	2,119
Accounts payable and accrued expenses and other	143,362	457,576
Amounts due to affiliated companies	6,394	(16,486)
Other long-term liabilities	(6,741)	(30,104)

Net cash provided by operating activities	953,633	1,101,614

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of property and equipment	(413,208)	(354,691)
Loan to an affiliated company	(91,674)	—
Advance payments and deposits for acquisition of property and equipment	(25,531)	(33,885)
Proceeds from sale of property and equipment	1,550	1,154
Withdrawals of bank deposits with original maturities over three months	138,539	637,265
Placement of bank deposits with original maturities over three months	—	(187,896)
Payment for land use rights	—	(3,788)
Payments for entertainment production costs	—	(33)
Changes in restricted cash	—	15,121

Net cash (used in) provided by investing activities	(390,324)	73,247

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(765,800)	(1,089,500)
Principal payments on long-term debt	(745,116)	(22,558)
Payments of deferred financing costs	(33,267)	(58)
Principal payments on capital lease obligations	(120)	(47)
Funds from an affiliated company	2,839	8,492
Proceeds from long-term debt	702,625	—

Net cash used in financing activities	(838,839)	(1,103,671)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(275,530)	71,190
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,112,835	1,041,645

CASH AND CASH EQUIVALENTS AT END OF YEAR	$837,305	$1,112,835

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(32,518)	$(31,399)
Cash paid for income taxes	(5,183)	(2,812)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	71,753	57,824
Change in advance to and amounts due from/to affiliated companies related to property and equipment	11,515	201
Settlement of dividends through offsetting with advance to an affiliated company	590,966	—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Resorts Finance Limited (formerly known as MCE Finance Limited) (the “Company”) was incorporated in the Cayman Islands. The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited) (“Melco Resorts Macau” together with its remaining subsidiaries collectively hereafter referred to as the “Gaming Group”), operator of casino gaming and entertainment casino resort facilities in the Macau Special Administrative Region of the People’s Republic of China (“Macau”).

The Group currently operates Altira Macau, a casino hotel located at Taipa, Macau, City of Dreams, an integrated urban casino resort located at Cotai, Macau, Studio City Casino, a casino located at Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau developed by affiliated companies of the Group and commenced operations on October 27, 2015, Taipa Square Casino, a casino located at Taipa, Macau, and Mocha Clubs, non-casino based operations of electronic gaming machines in Macau.

As of December 31, 2017 and 2016, the Company’s sole shareholder is Melco Resorts & Entertainment Limited (“Melco”), a company incorporated in the Cayman Islands. Melco’s American depositary shares are listed on the NASDAQ Global Select Market in the United States of America. As of December 31, 2017 and 2016, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco due to the completion of the share repurchase by Melco from a subsidiary of Crown Resorts Limited (“Crown”), an Australian-listed corporation and the then major shareholder of Melco, followed by the cancellation of such shares with certain changes in the composition of the board of directors of Melco in May 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set off when required. As of December 31, 2017 and 2016, a substantial portion of the Group’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2017 and 2016, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(f)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies. As disclosed in Note 2(v), with effect from January 1, 2017, inventories are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Buildings	7 to 40 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

(h)	Capitalized Interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest cease when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $74,888 and $78,498, of which $36,930 and $28,288 were capitalized during the years ended December 31, 2017 and 2016, respectively.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Gaming Subconcession

The deemed cost of gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts Macau, the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(j)	Goodwill and Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Group may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Group then performs a quantitative impairment test that consists of a comparison of the implied fair value of goodwill and the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value for goodwill or the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives.

(k)	Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Group then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the years ended December 31, 2017 and 2016, impairment losses of $3,618 and $3,245 were recognized mainly due to reconfigurations and renovations at the Group’s operating properties and included in the consolidated statements of operations.

(l)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of the revolving credit facility are included in long-term prepayments, deposits and other assets in the consolidated balance sheets. All other deferred financing costs are presented as a direct reduction of long-term debt in the consolidated balance sheets.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Land Use Rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use rights of 40 years.

(n)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots. Funds deposited by customers in advance and chips in the customers’ possession are recognized as a liability before gaming play occurs.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of its hotels, Taipa Square Casino and Studio City Casino. For the operations of one of its hotels, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel’s business; it is the principal and the transactions, are, therefore recognized on a gross basis. For the operations of Taipa Square Casino and Studio City Casino, given the Group operates the Taipa Square Casino and Studio City Casino under a right to use agreement and a Services and Right to Use Arrangements as defined in Note 18, respectively, with the owners of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided or retail goods are sold. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

Revenues are recognized net of certain sales incentives which are required to be recorded as reductions of revenue. Consequently, the Group’s casino revenues are reduced by discounts, commissions and points from customer loyalty programs, such as the player’s club loyalty program.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition and Promotional Allowances - continued

The retail values of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge are included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2017 and 2016 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2017	2016
Rooms	$18,734	$18,896
Food and beverage	43,297	43,328
Entertainment, retail and other	7,431	6,300

	$69,462	$68,524

(o)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business mainly from loyal slot machine customers and table games patrons. Members earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the estimated costs of providing those benefits, age and history with expiration of unused points resulting in a reduction of the accruals.

(p)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue and other metrics in Macau. The gaming taxes are determined mainly from an assessment of the Group’s gaming revenue and are recognized as casino expense in the accompanying consolidated statements of operations. These taxes totaled $2,062,837 and $1,712,481 for the years ended December 31, 2017 and 2016, respectively.

(q)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2017 and 2016, the Group incurred pre-opening costs primarily in connection with the development of further expansion to City of Dreams. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(r)	Advertising and Promotional Costs

The Group expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $43,180 and $54,172 for the years ended December 31, 2017 and 2016, respectively.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca (“MOP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(t)	Income Tax

The Group is subject to income taxes in Macau where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be, based on the technical merits of position, sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(u)	Accumulated Other Comprehensive Income

As of December 31, 2017 and 2016, the Group’s accumulated other comprehensive income consisted solely of foreign currency translation adjustment.

(v)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In July 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance was effective as of January 1, 2017 and the Group adopted this new guidance on a prospective basis. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements: - continued

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current. The guidance was effective as of January 1, 2017 and the Group adopted this new guidance on a prospective basis, which impacts the classification of deferred tax assets and liabilities on any balance sheet that reports the Group’s consolidated financial position for any date after December 31, 2016. Consolidated balance sheets for prior periods have not been adjusted. The adoption of this new guidance did not have any impact on the Group’s results of operations or cashflows.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to interim and fiscal years beginning after December 15, 2017, and early adoption is permitted for interim and fiscal years beginning after December 15, 2016. From March 2016 through December 2016, the FASB issued accounting standard updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. These accounting standard updates are collectively referred to herein as the “New Revenue Standards”.

The Group has adopted the New Revenue Standards using the modified retrospective method, recognizing the cumulative effect of initially applying the guidance at the date of initial application on January 1, 2018. The most significant impacts of the adoption of the New Revenue Standards are as follows:

•	The New Revenue Standards will change the presentation of, and accounting for, goods and services furnished to guests without charge that are currently included in gross revenues and deducted as promotional allowances in the accompanying consolidated statements of operations. Under the New Revenue Standards, promotional allowances will be netted against casino revenues in primarily all cases. The promotional allowances are measured based on stand-alone selling prices. These changes will primarily result in a decrease in casino revenues and the elimination of the promotional allowances line item in future filings. Additionally, the estimated cost of providing the promotional allowances will no longer be included in casino expenses but, instead will be included in the respective expense categories.

•	A portion of commissions paid to gaming promoters, representing the estimated incentives that were returned to customers, are currently reported as a reduction in revenue, with the balance of commissions expense reflected as a casino expense. As a result of the adoption of the New Revenue Standards, all commissions paid to gaming promoters will be reflected as a reduction in casino revenue. This change will primarily result in a decrease in casino expense and a corresponding decrease in casino revenue.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

•	The manner of assigning value to accrued customer benefits related to the non-discretionary incentives (including the point-loyalty programs) will be changed upon the adoption of the New Revenue Standards. The estimated liability for unredeemed non-discretionary incentives are currently accrued based on the estimated costs of providing such benefits and expected redemption rates. Under the New Revenue Standards, non-discretionary incentives represent a separate performance obligation and the resulting liability will be recorded using the stand-alone selling prices of such benefits less estimated breakage and will be offset against casino revenue. When the benefits are redeemed, revenue will be measured on the same basis and recognized in the resulting category of the goods or services provided. At the adoption date January 1, 2018, the Group expects to record a reduction in the opening balance of retained earnings by an amount not to exceed $8,400.

The Group does not anticipate any significant implementation issues from the adoption of the New Revenue Standards and is continuing its assessment of potential changes to the disclosures under the New Revenue Standards and through following the American Institute of Certified Public Accountants Revenue Recognition Task for Gaming Entities.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscal years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective method. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The Group anticipates the primary effect upon adoption of this guidance is an increase in assets and liabilities on the accompanying consolidated balance sheet.

In August 2016, the FASB issued an accounting standard update which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption permitted. The guidance should be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

In January 2017, the FASB issued an accounting standard update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for interim and fiscal years beginning after December 15, 2020, with early adoption permitted. The guidance should be applied prospectively. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The adoption of this guidance would only impact the Group’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and the measurement of the impairment charge.

(w)	Reclassifications

Certain amounts in the consolidated statements of operations for the year ended December 31, 2016 have been reclassified, which have no effect on previously reported net income, to conform to the current year presentation.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2017	2016
Casino	$348,158	$451,273
Hotel	2,313	1,332
Other	5,325	5,551

Sub-total	355,796	458,156
Less: allowance for doubtful debts	(208,206)	(263,280)

	$147,590	$194,876

Movement in the allowance for doubtful debts were as follows:

	Year Ended December 31,
	2017	2016
At beginning of year	$263,280	$210,721
(Credit) additional provision	(6,111)	65,171
Write-offs, net of recoveries	(57,596)	(3,039)
Reclassified from (to) long-term receivables, net	8,633	(9,573)

At end of year	$208,206	$263,280

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost
Buildings	$2,624,670	$2,625,017
Furniture, fixtures and equipment	506,094	504,582
Leasehold improvements	443,512	392,555
Plant and gaming machinery	115,525	137,254
Motor vehicles	11,269	11,834
Construction in progress	1,008,981	631,990

Sub-total	4,710,051	4,303,232
Less: accumulated depreciation and amortization	(1,839,099)	(1,727,055)

Property and equipment, net	$2,870,952	$2,576,177

As of December 31, 2017 and 2016, construction in progress in relation to City of Dreams included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $122,155 and $76,202, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $562 and $460 as of December 31, 2017 and $562 and $367 as of December 31, 2016, respectively.

During the years ended December 31, 2017 and 2016, the Group transferred the future economic benefits of certain plant and equipment for the operation of the Studio City Casino, to Studio City Entertainment Limited (“Studio City Entertainment”), an affiliated company of the Group which is majority-owned by Melco, pursuant to the Services and Right to Use Arrangements as defined in Note 18 (“Studio City Gaming Assets”). The legal ownerships of the Studio City Gaming Assets are retained by the Group. During the years ended December 31, 2017 and 2016, the future economic benefits of the Studio City Gaming Assets with aggregate carrying amounts of $2,584 and $11,150, were transferred to Studio City Entertainment at a total consideration of $2,584 and $11,150, respectively. The Company fully wrote down the carrying value of such Studio City Gaming Assets upon the transfer.

During the year ended December 31, 2016, the Group disposed certain of its plant and equipment with aggregate carrying amounts of nil, to an affiliated company at a consideration of $139, and recognized a gain on disposal of plant and equipment of $139 as additional paid-in capital.

5.	GAMING SUBCONCESSION, NET

	December 31,
	2017	2016
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(643,917)	(586,680)

Gaming subconcession, net	$256,083	$313,320

The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2018 through 2021, and approximately $27,135 in 2022.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill relating to Mocha Clubs, a reporting unit, and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized.

When performing the impairment analysis for goodwill and trademarks of Mocha Clubs, the Group may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If the Group determines a qualitative assessment is to be performed, the Group assesses certain qualitative factors including, but not limited to, the results of the most recent quantitative impairment test, operating results and projected operating results, and macro-economic and industry conditions. If the Group elects to perform a qualitative assessment and determines that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Group then performs a quantitative impairment test.

To perform a quantitative impairment test of goodwill, the Group performs an assessment that consists of a comparison of the carrying value of the reporting unit with its fair value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of the reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, the Group performs an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, the Group estimates the fair values of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. As of December 31, 2017, the Group performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired. As of December 31, 2016, the detailed quantitative impairment tests were performed and the computed fair value of the reporting unit was in excess of the carrying amount and fair values of the trademarks were in excess of their carrying amounts. As a result of these assessments, no impairment losses have been recognized during the years ended December 31, 2017 and 2016.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2017	2016
Entertainment production costs	$76,884	$76,884
Less: accumulated amortization	(58,601)	(51,744)

Entertainment production costs, net	18,283	25,140
Deposits and other assets	56,112	22,313
Deferred financing costs, net	17,678	25,180
Long-term receivables, net	3,720	5,756
Advance payments for construction costs	463	33,783

Long-term prepayments, deposits and other assets	$96,256	$112,172

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective estimated useful life of the entertainment show, whichever is shorter.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams.

Deferred financing costs, net represent unamortized debt issuance costs related to the Group’s revolving credit facility.

Long-term receivables, net represent casino receivables from casino customers where settlements are not expected within the next year. During the year ended December 31, 2017, net amount of long-term receivable of $10,464 and net amount of allowance for doubtful debts of $8,633, were reclassified to current. During the year ended December 31, 2016, net amount of current accounts receivable of $6,128 and net amount of allowance for doubtful debts of $9,573, were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

8.	LAND USE RIGHTS, NET

	December 31,
	2017	2016
Altira Macau (“Taipa Land”)	$146,475	$146,475
City of Dreams (“Cotai Land”)	399,578	399,578

	546,053	546,053
Less: accumulated amortization	(210,518)	(199,651)

Land use rights, net	$335,535	$346,402

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2017	2016
Outstanding gaming chips and tokens	$422,545	$364,136
Customer deposits and ticket sales	407,518	245,655
Gaming tax accruals	164,941	142,680
Staff cost accruals	83,380	157,218
Operating expense and other accruals and liabilities	76,492	82,789
Construction costs payables	46,631	34,288
Property and equipment payables	30,826	34,557
Interest expenses payable	3,511	18,867

	$1,235,844	$1,080,190

10.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2017	2016
2015 Credit Facilities (net of unamortized deferred financing costs of $6,919 and $9,611, respectively)	$426,692	$469,116
2013 Senior Notes (net of unamortized deferred financing costs of $52,687)	—	947,313
2017 Senior Notes (net of unamortized deferred financing costs and original issue premium of $25,821)	974,179	—

	1,400,871	1,416,429
Current portion of long-term debt (net of unamortized deferred financing costs of $720 and $906, respectively)	(44,396)	(44,210)

	$1,356,475	$1,372,219

2015 Credit Facilities

On June 30, 2011, Melco Resorts Macau (the “Borrower”) entered into a HK$9,362,160,000 (equivalent to $1,203,362) senior secured credit facilities agreement (the “2011 Credit Facilities”), consisted of a term loan facility of HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) that was fully drawn during the year ended December 31, 2011 and a revolving credit facility of HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”) that was available until June 28, 2015, both of which were denominated in Hong Kong dollars. The borrowings under the 2011 Credit Facilities were used to refinance the Borrower’s prior senior secured credit facility. Borrowings under the 2011 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio as defined in the 2011 Credit Facilities.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2015	Credit Facilities - continued

On June 29, 2015, the Borrower amended and restated the 2011 Credit Facilities (the “2015 Credit Facilities”). The 2015 Credit Facilities, among other things: (i) increased the size of the then total available facilities from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on the exchange rate on the transaction date), comprising a HK$3,900,000,000 (equivalent to $500,000 based on the exchange rate on the transaction date) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000 based on the exchange rate on the transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). In addition, the 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”); (ii) introduced new lenders and removed certain lenders originally under the 2011 Credit Facilities; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the 2011 Credit Facilities, including but not limited to, increased flexibility to move cash within borrowing group which included the Borrower and certain subsidiaries of the Company as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), lower covenant levels and reduced reporting requirements.

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule commenced on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full.

As of December 31, 2017, the 2015 Term Loan Facility had been fully drawn down with an outstanding amount of HK$3,373,500,000 (equivalent to $433,611). On June 8, 2017, part of the 2015 Revolving Credit Facility of HK$2,723,000,000 (equivalent to $350,000) was drawn down and used to partly fund the Company for the redemption of the 2013 Senior Notes (as described below) on June 14, 2017. On July 3, 2017, the Company completed the issuance of the Second 2017 Senior Notes at a principal amount of $350,000 (priced at 100.75%) (as described below), of which part of the net proceeds were used to repay in full the drawn 2015 Revolving Credit Facility of HK$2,723,000,000 (equivalent to $350,000) on July 10, 2017. The entire 2015 Revolving Credit Facility of HK$9,750,000,000 (equivalent to $1,250,000 based on the exchange rate on the transaction date) remains available for future drawdown as of December 31, 2017.

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group, which applied on and from June 29, 2015. Security for the 2015 Credit Facilities remains the same as the 2011 Credit Facilities (except that the terms of the associated security documents have been amended for consistency with the 2015 Credit Facilities), and includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2015	Credit Facilities - continued

The 2015 Credit Facilities contain certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted under the 2015 Credit Facilities (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The 2015 Credit Facilities also contains conditions and events of default customary for such financings. The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio but with lower covenant levels. The first test date of the financial covenants was September 30, 2015.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group. As of December 31, 2017, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions are satisfied.

Borrowings under the 2015 Credit Facilities bore an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees on the 2015 Credit Facilities of $4,819 and $4,800 during the years ended December 31, 2017 and 2016, respectively.

2013 Senior Notes

On February 7, 2013, the Company issued $1,000,000 in aggregate principal amount of 5% senior notes due 2021 (the “2013 Senior Notes”) and priced at 100%. The 2013 Senior Notes would have matured on February 15, 2021 and the interest on the 2013 Senior Notes was accrued at a rate of 5% per annum and was payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013. The 2013 Senior Notes were general obligations of the Company, rank equally in right of payment to all existing and future senior indebtedness of the Company and rank senior in right of payment to any existing and future subordinated indebtedness of the Company and effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of the Company (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees were joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors.

The Company had the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, the Company had the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that declined ratably over time. In addition, the Company had the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, the Company also had the option to redeem in whole, but not in part the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2013 Senior Notes also contained conditions and events of default customary for such financings.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2013	Senior Notes - continued

There were provisions under the indenture of the 2013 Senior Notes that limited or prohibited certain payments of dividends and other distributions by the Company and its restricted subsidiaries to companies or persons who were not the Company or members of the Company’s restricted subsidiaries, subject to certain exceptions and conditions.

On June 6, 2017, the Company completed the issuance of the First 2017 Senior Notes at a principal amount of $650,000 (as described below). On June 14, 2017, together with the net proceeds from the issuance of the First 2017 Senior Notes along with the proceeds in the amount of $350,000 from a partial drawdown of the 2015 Revolving Credit Facility under the 2015 Credit Facilities (as described below) and cash on hand, the Company redeemed all of its outstanding 2013 Senior Notes.

2017 Senior Notes

On June 6, 2017, the Company issued $650,000 in aggregate principal amount of 4.875% senior notes due 2025 and priced at 100% (the “First 2017 Senior Notes”); and on July 3, 2017, the Company further issued $350,000 in aggregate principal amount of 4.875% senior notes due 2025 and priced at 100.75% (the “Second 2017 Senior Notes” and together with the First 2017 Senior Notes, collectively referred to as the “2017 Senior Notes”). The 2017 Senior Notes mature on June 6, 2025 and the interest on the 2017 Senior Notes is accrued at a rate of 4.875% per annum and is payable semi-annually in arrears on June 6 and December 6 of each year, commenced on December 6, 2017. The 2017 Senior Notes are general obligations of the Company, rank equally in right of payment to all existing and future senior indebtedness of the Company and rank senior in right of payment to any existing and future subordinated indebtedness of the Company and effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of the Company’s subsidiaries.

The Group used the net proceeds from the offering of the First 2017 Senior Notes to partly fund the redemption of the 2013 Senior Notes on June 14, 2017; and used the net proceeds from the offering of the Second 2017 Senior Notes to fund the repayment of the 2015 Revolving Credit Facility on July 10, 2017 (the drawdown of the 2015 Revolving Credit Facility was used to partly fund the redemption of the 2013 Senior Notes as described above). In determining whether the refinancing of the 2013 Senior Notes was to be accounted for as a debt extinguishment or modification, the Group considered whether creditors remained the same or changed and whether the change in debt terms was substantial. Accordingly, the Group recorded a $48,398 loss on extinguishment of debt and a $2,793 costs associated with debt modification during the year ended December 31, 2017.

The Company has the option to redeem all or a portion of the 2017 Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, the Company has the option to redeem all or a portion of the 2017 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, the Company has the option to redeem up to 35% of the 2017 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, the Company also has the option to redeem in whole, but not in part the 2017 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 Senior Notes will have the right to require the Company to repurchase all or any part of such holder’s 2017 Senior Notes at a fixed redemption price.

The indenture governing the 2017 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of the Company to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 Senior Notes also contains conditions and events of default customary for such financings.

During the years ended December 31, 2017 and 2016, the Group’s average borrowing rates were approximately 3.92% and 3.85% per annum, respectively.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premium) as of December 31, 2017 are as follows:

Year ending December 31,
2018	$45,116
2019	45,116
2020	45,116
2021	298,263
2022	—
Over 2022	1,000,000

$1,433,611

11.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and bank deposits with original maturities over three months approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2017 and 2016, which included the 2017 Senior Notes, the 2013 Senior Notes and the 2015 Credit Facilities, were approximately $1,445,481 and $1,481,938, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premium, of $1,433,611 and $1,478,727, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 Senior Notes and the 2013 Senior Notes. Fair value for the 2015 Credit Facilities approximated the carrying value as the instruments carried variable interest rates approximated the market rate and was classified as level 2 in the fair value hierarchy. Additionally, the carrying value of loan to an affiliated company approximated fair value as the instruments carried variable interest rate approximated the market rate and was classified as level 2 in the fair value hierarchy.

As of December 31, 2017 and 2016, the Group did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the consolidated financial statements.

12.	CAPITAL STRUCTURE

As of December 31, 2017 and 2016, the Company had authorized shares of 5,000,000 at par value of $0.01 per share and with 1,202 ordinary shares issued at par value of $0.01 per share in each of those periods.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	INCOME TAXES

The income tax (credit) expense consisted of:

	Year Ended December 31,
	2017	2016
Income tax expense - current:
Macau Complementary Tax	$12	$2,455
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,795

Sub-total	2,371	5,250

Over provision of income tax in prior years:
Macau Complementary Tax	(2,377)	(4)
Income tax credit - deferred:
Macau Complementary Tax	(2,065)	(824)

Total income tax (credit) expense	$(2,071)	$4,422

A reconciliation of the income tax (credit) expense from income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2017	2016
Income before income tax	$429,520	$372,610
Macau Complementary Tax rate	12%	12%
Income tax expense at Macau Complementary Tax rate	51,542	44,713
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,795
Over provision in prior years	(2,377)	(4)
Effect of income for which no income tax expense is payable	(11,640)	(4,349)
Effect of expenses for which no income tax benefit is receivable	13,734	3,527
Effect of profits generated by gaming operations exempted	(58,419)	(53,655)
Change in valuation allowance	2,730	11,395

Income tax (credit) expense	$(2,071)	$4,422

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands, where they were incorporated.    The Company’s remaining subsidiaries incorporated in Macau are subject to Macau Complementary Tax during the years ended December 31, 2017 and 2016.

Macau Complementary Tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the years ended December 31, 2017 and 2016, if applicable.

Melco Resorts Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations from 2007 to 2011, and 2012 to 2016 pursuant to the approval notices issued by the Macau government in June 2007 and April 2011, respectively. Melco Resorts Macau continues to benefit from this exemption for another five years from 2017 to 2021 pursuant to the approval notice issued by the Macau government in September 2016. Melco Resorts Macau’s non-gaming profits remain subject to Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	INCOME TAXES - continued

In January 2014, Melco Resorts Macau entered into an agreement with the Macau government that provided for an annual payment of MOP22,400,000 (equivalent to $2,795), effective retroactively from 2012 through 2016 coinciding with the 5-year tax holiday mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. In August 2017, Melco Resorts Macau received an extension of the agreement for an additional five years applicable to tax years 2017 through 2021. The extension agreement provides for an annual payment of MOP18,900,000 (equivalent to $2,359). Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year.

The effective tax rates for the years ended December 31, 2017 and 2016 was a credit rate of (0.5%) and 1.2%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable and the effect of income for which no income tax expense is payable for the years ended December 31, 2017 and 2016.

The net deferred tax liabilities as of December 31, 2017 and 2016 consisted of the following:

	December 31,
	2017	2016
Deferred tax assets
Net operating losses carried forward	$6,004	$35,463
Depreciation and amortization	22,367	20,059

Sub-total	28,371	55,522

Valuation allowances	(28,371)	(55,522)

Total deferred tax assets	—	—

Deferred tax liabilities
Land use rights	(11,615)	(12,004)
Intangible assets	(505)	(505)
Unrealized capital allowances	—	(1,676)

Total deferred tax liabilities	(12,120)	(14,185)

Deferred tax liabilities, net	$(12,120)	$(14,185)

As of December 31, 2017 and 2016, valuation allowances of $28,371 and $55,522 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. During the year ended December 31, 2017, certain subsidiaries of the Company incorporated in Macau (the “Incorporated Companies”) completed two mergers and merged with COD Resorts Limited and Altira Resorts Limited (the “Incorporating Companies”) (the “Mergers”). As a result of the Mergers, the adjusted operating tax losses for the Group were reduced by the tax losses of the Incorporated Companies, amounting to $90,834, $90,039, $47,382 and $34,064 that would have expired in 2017, 2018, 2019 and 2020, respectively, during the year ended December 31, 2017 as such losses cannot be utilized. As of December 31, 2017, adjusted operating tax losses carry forward, amounting to $21,999, $16,917 and $11,121 will expire in 2018, 2019 and 2020, respectively. Adjusted operating tax losses carried forward of $22,244 has expired during the year ended December 31, 2017.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	INCOME TAXES - continued

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2017 and 2016 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2017 and 2016, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

The income tax returns of the Company’s subsidiaries remain open and subject to examination by the tax authority of Macau until the statute of limitations expire in five years.

14.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau. Certain executive officers of the Group are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2017 and 2016, the Group’s contributions into these plans were $18,315 and $12,896, respectively.

15.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2017 and 2016, the balance of the reserve amounted to $31,198 in each of those years.

The Group’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indenture governing the senior notes and credit facility agreements, details of which are disclosed in Note 10 under each of the respective borrowings.

16.	DIVIDENDS

On May 15, 2017, the Sole Director of the Company declared a dividend of $529,089.37 per share totaling $635,966. A portion of the dividend amounting to $45,000 was paid in cash and the remaining amount of $590,966 was settled by offsetting majority of the advance to an affiliated company, Melco, further details was disclosed in Note 18(d). Other than the dividend declared on May 15, 2017 of $635,966, during the year ended December 31, 2017, the Sole Director of the Company declared additional dividends of $599,667.56 per share totaling $720,800. The Sole Director of the Company declared total dividends of $1,356,766 during the year ended December 31, 2017 and recorded such amount as a distribution against retained earnings.

During the year ended December 31, 2016, the Sole Director of the Company declared dividends of $906,405.99 per share and recorded total of $1,089,500 as distribution against retained earnings.

In March 2018, the Sole Director of the Company declared a dividend of $26,622.30 per share.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2017, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling $108,816.

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a Lessee

The Group leased Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating leases and right to use agreements that expire at various dates through June 2022. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2017 and 2016, the Group incurred rental and right to use expenses amounting to $24,210 and $16,217, respectively, which consisted of minimum rental and right to use expenses of $9,399 and $11,094 and contingent rental and right to use expenses of $14,811 and $5,123, respectively.

As of December 31, 2017, future minimum lease payments under non-cancellable operating leases and right to use agreements were as follows:

Year ending December 31,
2018	$8,261
2019	7,988
2020	7,862
2021	8,363
2022	3,712

$36,186

As Grantor of Operating Leases and Right to Use Arrangement

The Group entered into non-cancellable operating leases and right to use agreements mainly for mall spaces in the site of City of Dreams with various retailers that expire at various dates through May 2026. Certain of the operating leases and right to use agreements include minimum base fees with escalated contingent fee clauses. During the years ended December 31, 2017 and 2016, the Group earned contingent fees of $17,036 and $13,537, respectively.

As of December 31, 2017, future minimum fees to be received under non-cancellable operating leases and right to use agreements were as follows:

Year ending December 31,
2018	$33,261
2019	33,831
2020	34,401
2021	34,557
2022	35,564
Over 2022	135,224

$306,838

The total future minimum fees do not include the escalated contingent fee clauses.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of $3,744 (MOP30,000,000).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)	A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)	Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in a maximum amount of $37,437 (MOP300,000,000) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 17(c)(v) above, a sum of 1.75% of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau and City of Dreams properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and an annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments may be sought which may result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

On December 18, 2013, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. According to the revised land amendment, the government land use fees were $186 per annum. As of December 31, 2017, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the initial term of the land concession contract which expires in March 2031 was $2,446.

City of Dreams

On January 29, 2014, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located. The amendment required an additional land premium of approximately $23,344, which was fully paid in January 2016. According to the revised land amendment, the government land use fees were $1,185 per annum during the development period of additional hotel at City of Dreams; and $1,235 per annum after the completion of the development. In January 2018, the Macau government granted an extension of the development period under the land concession contract for Cotai Land to June 11, 2018. As of December 31, 2017, the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the initial term of the land concession contract which expires in August 2033 was $19,228.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees

Except as disclosed in Note 10 and 17(c), the Group has made the following significant guarantee as of December 31, 2017:

•	Melco Resorts Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of the bank guarantee issued to the Macau government under gaming subconcession to the consolidated financial statements.

(e)	Pledged Assets

Except as disclosed in Note 10, the Group has the following pledged assets as of December 31, 2017:

•	On January 28, 2013, Studio City Company Limited (“Studio City Company”), an affiliated company of the Group which is majority-owned by Melco entered into a senior secured credit facilities agreement with certain lenders, and subsequently as amended from time to time, with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility and a HK$775,420,000 (equivalent to $99,668) revolving credit facility to fund the Studio City project. All bank accounts of Melco Resorts Macau related solely to the operations of the Studio City gaming area which were funded from the proceeds of the Studio City Project Facility were pledged as security for the Studio City Project Facility and related finance documents. On November 30, 2016 (December 1, 2016 Hong Kong time), the Studio City Project Facility was amended pursuant to an amendment and restatement agreement (the “2016 Studio City Credit Facilities”) entered into by, among others, Studio City Company and a lender in respect of the Studio City Project Facility, on November 23, 2016. The 2016 Studio City Credit Facilities consists of a HK$1,000,000 (equivalent to $129) term loan facility and a HK$233,000,000 (equivalent to $29,948) revolving credit facility. Upon the amendment to the Studio City Project Facility to 2016 Studio City Credit Facilities on November 30, 2016, those restricted bank accounts pledged under Studio City Project Facility and related finance documents were reclassified from restricted cash to cash and cash equivalents in the consolidated balance sheets. As of December 31, 2017, all bank accounts of Melco Resorts Macau related solely to the operations of the Studio City gaming area are pledged under 2016 Studio City Credit Facilities and related finance documents.

•	On November 30, 2016, Studio City Company issued $350,000 in aggregate principal amount of 5.875% senior secured notes due 2019 (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”) and both priced at 100%. All bank accounts of Melco Resorts Macau related solely to the operations of the Studio City gaming area were pledged as security for the 2016 Studio City Secured Notes and related finance documents.

(f)	Litigation

As of December 31, 2017, the Group is a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Group’s consolidated financial statements as a whole.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017 and 2016, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2017	2016
Transactions with affiliated companies
Melco and its subsidiaries	Management fee recognized as expense	$175,748	$161,746
	Payment under Services and Right to Use Arrangements(1)	295,638	151,597
	Transportation service fee expense	21,643	20,340
	Purchase of goods and services	77,174	71,861
	Management fee and other service fee income	177,296	190,061
	Purchase of property and equipment	1,654	7,707
	Sale of property and equipment	238	940
	Transfer-out of economic benefits of Studio City Gaming Assets (Note 4)	2,584	11,150
A subsidiary of MECOM Power and Construction Limited (“MECOM”)(2)	Construction works performed and recognized as property and equipment	30,411	—
	Consultancy fee expense	1,651	—

Notes

(1)	Payment to an affiliated company for services and right to use arrangements performed pursuant to a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements entered into between Melco Resorts Macau and Studio City Entertainment (the “Services and Right to Use Arrangements”), under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming tax and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements from Studio City Casino’s gross gaming revenues. Melco Resorts Macau paid the residual gross gaming revenues and recognizes these amounts as payment to an affiliated company under the Services and Right to Use Arrangements.
(2)	A company in which Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, has shareholding of approximately 20% in MECOM.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transaction

As at December 31, 2017 and 2016, an operating deposit of $12,500 was paid by Melco Resorts Macau to a subsidiary of Melco for provision of transportation services and the amount was shown as prepaid expenses and other current assets in the consolidated balance sheets.

(a)	Amounts Due from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2017 and 2016, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2017	2016
Melco International’s subsidiaries	$227,354	$240,094
Others	—	3

	$227,354	$240,097

(b)	Amounts Due to Affiliated Companies

The current portion of amounts due to affiliated companies mainly arising from construction works performed, operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2017 and 2016, are unsecured, non-interest bearing and repayable on demand with details as follows.

	December 31,
	2017	2016
Melco International’s subsidiaries	$60,908	$54,250
MECOM’s subsidiaries	12,374	—
Crown’s subsidiary	—	803
Others	—	656

	$73,282	$55,709

The non-current portion of amounts due to affiliated companies arising from construction costs retention payable as of December 31, 2017 are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as a non-current liabilities in the consolidated balance sheet.

(c)	Loan to An Affiliated Company

As of December 31, 2017, the outstanding balance of loan to a Taiwan Branch of an affiliated company of $92,730, for investment purposes, is unsecured, repayable on demand and interest bearing at an agreed rate not higher than 15% per annum.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS - continued

(d)	Advance to/from An Affiliated Company

As of December 31, 2016, the outstanding balance of advance to an affiliated company, Melco, is $597,974. The amount mainly related to funds advance for working capital purposes, net off with funds advance from Melco for construction of City of Dreams. On May 15, 2017, majority of the outstanding balance advance to Melco was offsetting with a dividend in kind of $590,966 declared by the Company to Melco. As of December 31, 2017, there is no outstanding balance advance to Melco.

As of December 31, 2017 and 2016, the outstanding balances of advance from an affiliated company, a subsidiary of Melco, are $1,946 in each of those years. The amount mainly related to funds advance for working capital purposes.

The outstanding balances of advance to/from an affiliated company as mentioned above, are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current assets or non-current liabilities in the consolidated balance sheets.

19.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. Studio City Casino, which commenced operations on October 27, 2015 and Taipa Square Casino are included within Corporate and Other.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2017	2016
Macau:
Mocha Clubs	$119,864	$133,278
Altira Macau	409,056	474,434
City of Dreams	3,604,901	3,151,866

Sub-total	4,133,821	3,759,578
Corporate and Other	886,894	2,033,401

Total consolidated assets	$5,020,715	$5,792,979

Capital Expenditures

	Year Ended December 31,
	2017	2016
Macau:
Mocha Clubs	$4,858	$7,763
Altira Macau	5,829	3,042
City of Dreams	467,956	359,028

Sub-total	478,643	369,833
Corporate and Other	9,687	11,877

Total capital expenditures	$488,330	$381,710

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	SEGMENT INFORMATION - continued

The Group’s segment information and reconciliation to net income is as follows:

	Year Ended December 31,
	2017	2016
NET REVENUES
Macau:
Mocha Clubs	$121,254	$120,492
Altira Macau	446,451	439,696
City of Dreams	2,702,011	2,619,838

Sub-total	3,269,716	3,180,026
Corporate and Other	1,415,053	891,882

Total net revenues	$4,684,769	$4,071,908

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$26,630	$23,772
Altira Macau	20,502	5,056
City of Dreams	820,180	738,409

Total adjusted property EBITDA	867,312	767,237

OPERATING COSTS AND EXPENSES
Pre-opening costs	(2,035)	(3,260)
Amortization of gaming subconcession	(57,237)	(57,237)
Amortization of land use rights	(10,867)	(10,866)
Depreciation and amortization	(191,935)	(201,242)
Property charges and other	(5,968)	(4,074)
Corporate and Other expenses	(85,911)	(71,609)

Total operating costs and expenses	(353,953)	(348,288)

OPERATING INCOME	513,359	418,949

NON-OPERATING INCOME (EXPENSES)
Interest income	574	3,393
Interest expenses, net of capitalized interest	(37,958)	(50,210)
Loan commitment fees	(4,819)	(4,800)
Foreign exchange gains, net	9,454	3,273
Other income, net	101	2,005
Loss on extinguishment of debt	(48,398)	—
Costs associated with debt modification	(2,793)	—

Total non-operating expenses, net	(83,839)	(46,339)

INCOME BEFORE INCOME TAX	429,520	372,610
INCOME TAX CREDIT (EXPENSE)	2,071	(4,422)

NET INCOME	$431,591	$368,188

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, Corporate and Other expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MELCO RESORTS FINANCE LIMITED

(FORMERLY KNOWN AS MCE FINANCE LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	SEGMENT INFORMATION - continued

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2017	2016
Macau	$3,548,705	$3,322,034

Total long-lived assets	$3,548,705	$3,322,034

20.	SUBSEQUENT EVENT

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 30, 2018, the date the consolidated financial statements were available to be issued.